Exhibit 12.1

Hersha Hospitality Trust
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends
(dollars in thousands)

		Year Ended December 31,
		2015		2014		2013	2012	2011
Earnings
Pre-tax (loss) income from continuing operations before income (loss) from equity investees		$37,556		$66,558		$16,988	$6,267	$(1,190)
Interest expensed and amortized premiums, discounts and capitalized expenses related to indebtedness		43,557		43,357		40,935	38,070	34,266
Distributed income of equity investees		1,446		1,262		568	1,387	132
		$82,559		$111,177		$58,491	$45,724	$33,208

Combined Fixed Charges and Preferred Share Dividends
Interest expensed and amortized premiums, discounts and capitalized expenses related to indebtedness		43,557		43,357		40,935	38,070	34,266
Interest capitalized		-		458		1,320	1,542	1,372
Preferred share distributions		14,356		14,356		14,611	14,000	10,499
		$57,913		$58,171		$56,866	$53,612	$46,137

Ratio of earnings to combined fixed charges and preferred share dividends		1.43		1.91		1.03	0.85	0.72

For the years ended December 31, 2012, 2011, and 2010, combined fixed charges and preferred share dividends exceeded earnings. The following table notes the amounts by which combined fixed charges and preferred share dividends exceeded earnings:

		Year Ended December 31,
		2015		2014		2013	2012	2011
Combined fixed charged and preferred share dividends in excess of earnings	$	N/A	$	N/A	$	N/A	$7,888	$12,929